June 15, 2018

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Current Report on Form 8-K filed October 4, 2017
           Response dated March 26, 2018
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-K/A for the Fiscal Year Ended December 31, 2017 Form 10-Q for the Quarterly Period Ended March 31, 2018 File No. 001-33675

Dear Mr. Chang:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Current Report on Form 8-K filed October 4, 2017

Response dated April 24, 2018
General

1. We note your response to comment 3 in your letter dated April 24, 2018. We are not issuing further comments related to your analysis of the section 3(b)(1) exemption at this time. Our decision not to issue additional comments should not be interpreted to mean that we agree with your analysis.
2. We note your assertion that your digital assets meet the definition of intangible assets,
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FirstName LastNameRobby Chang
Riot Blockchain, Inc.
Comapany NameRiot Blockchain, Inc.
June 15, 2018
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         which suggests they are subject to ASC 350-30. We are unable to identify a scope exception in ASC 350-30 that permits accounting for intangible assets at fair value each reporting period. If your digital assets are within the scope of ASC 350-30, please revise your accounting to comply with those requirements

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 1. Business, page 3

3. We refer to your statement in the penultimate paragraph on page 4 that you participate in mining pools. Please expand your discussion to disclose any pool fee that you are required to pay.
4. We note your risk factor disclosures regarding the potential adverse effects that could occur to your business in case you suffer a loss of cryptocurrency as a result of hackers and other cybersecurity threats. Expand your disclosure to describe your custodial practices for digital assets.
5. You state in the fourth paragraph on page 4 that you are building a cryptocurrency mining operation for "primarily Bitcoin." You also state on page 5 that you believe Logical
         Brokerage will allow you to investigate the establishment of a digital currency exchange, and that in addition to Bitcoin, the exchange would provide services for other "digital currencies," such as Ethereum and Litecoin. We also note that an investor presentation you have furnished with your March 14, 2018 Form 8-K references USD Minute-Tokens in connection with your TessPay business. Please disclose the types of cryptocurrencies that you are mining or expect to mine other than Bitcoin, or for which you expect Logical
         Brokerage or other subsidiaries will provide services, describe the nature and characteristics of each of these assets, and provide a detailed analysis explaining why you believe these other cryptocurrencies are not securities as defined in
Section 2(a)(1) of the
         Securities Act.
Competition, page 5

6. Please revise this section to also discuss the competition in the field of digital currency exchanges applicable to Logical Brokerage's business.
7. Please revise your statement that Overstock.com Inc. is one of your competitors to distinguish the activities of its subsidiary, Medici Ventures, from the activities of its retail business and to clarify that Medici Ventures may be considered one of your competitors.
Government Regulation, page 6

8. Please expand your disclosure to discuss the effect of existing or probable governmental regulations on your Logical Brokerage business, including financial services and consumer protection laws, and any regulations relating to required state money transmitter
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FirstName LastNameRobby Chang
Riot Blockchain, Inc.
Comapany NameRiot Blockchain, Inc.
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         licenses. Please also discuss whether the operations of Logical Brokerage will trigger any obligations under the Securities Act or Securities Exchange Act, including any requirements to register as a national securities exchange, alternative trading system or broker-dealer, or any obligations to register with the CFTC as a futures exchange. Refer to Items 101(h)(4)(viii) and (ix) of Regulation S-K.
Products and Services, page 6

9. We refer to your disclosure here, on page 5 and elsewhere that you are investigating the establishment of a cryptocurrency exchange, which may also provide futures and securitized token trading. Please revise your disclosures to discuss the current operations of Logical Brokerage and provide details regarding your specific plan to establish a digital currency exchange, including whether the exchange will participate in initial coin offerings. Please also disclose the specific states in which you intend to operate and how you intend to limit trading to only participants from such states.
Item 1A. Risk Factors
Our management team is new . . ., page 13

10. Based on your Item 10 disclosures, it does not appear that your management team has specific experience in the cryptocurrency industry. If true, please expand this risk factor to highlight your management team's lack of industry experience. Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2017

Item 10. Directors, Named Executive Officers and Corporate Governance, page 4

11. Please expand your disclosures regarding your director Remo Mancini to explain the principal business of Sandstone Strategies, and regarding your CFO Robby Chang to identify the organization in which he was part of the five-person multi-strategy hedge fund team. We also refer to your statement that your director Jason Les is qualified as a director based on the fact that he has been active in the cryptocurrency industry and brings technical expertise in this industry. Please revise your disclosure to discuss the specific experience, qualifications, and skills Mr. Les has in this industry. Refer to Item 401(e) of
         Regulation S-K.
Item 13. Certain Relationships and Related Transactions, and Director Independence, page 12

12. We note your disclosure that there were no related party transactions since January 1,
         2017 except for certain employment agreements. However, we note that in Note 13 in your Form 10-K, you disclose that Barry Honig and Catherine DeFrancesco, who were each a beneficial owner of more than 5% of your common stock at the time, were also shareholders of Kairos at the time of its acquisition. We recognize that Mr. Honig filed an amendment on February 13, 2018 to Schedule 13D stating that he ceased to be a beneficial owner of more than 5% of your common stock on November 28, 2017, which is
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         subsequent to your acquisition of Kairos. Please revise your disclosure to include these transactions, or explain why each was not considered to be a related party transaction. Refer to Item 404 of Regulation S-K.
Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
Note 2. Basis of presentation, summary of significant accounting policies and recent accounting pronouncements
Revenue Recognition (Cryptocurrency Mining), page 9

13. In order to help us evaluate your assertion that the bitcoin mining you do is within the scope of ASC 606, please address the following:
           Describe for us the nature of the mining activities you perform, including a discussion of 1) any arrangements (explicit or implicit) related to these activities and counterparties involved with these activities and 2) any cash or non-cash consideration received by the company in connection with the mining activities; Provide to us both your ASC 606-10-15 scoping analysis and your
"Step 1: Identify
             the contract with the customer" analysis that identifies your customer and how you meet the criteria in ASC 606-10-25-1; and Tell us the accounting alternatives you considered and rejected, and the reasons why,
             in arriving at your conclusion that your bitcoin mining is within the scope of ASC 606.
14. We note your policy that bitcoin mined is non-cash consideration and thus must be included in the transaction price at fair value at the inception of the contract. Please provide your analysis, with specific citation to authoritative accounting literature, that clarifies how your use of the average U.S. dollar spot price of the related cryptocurrency on the date of receipt complies with ASC 820. In your analysis, please identify how you determined your principal or most advantageous market and whether the price in that market required adjustment to arrive at ASC 820 fair value, and the reasons why or why not.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
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Riot Blockchain, Inc.
June 15, 2018
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        You may contact Jacob Luxenburg at 202-551-2339 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.


FirstName LastNameRobby Chang
                                                       Division of Corporation
Finance
Comapany NameRiot Blockchain, Inc.
                                                       Office of Healthcare &
Insurance
June 15, 2018 Page 5
cc:       Harvey Kesner, Esq.
FirstName LastName